82.4776

Saipem



Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.177.500 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

Eni
GROUP

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.





05008817

SUPPL

Rif./Prot. SEGR/ 174
San Donato M.se, June 1, 2005


SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH., D.C. 198 SECTION

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 1st April 2005
- Saipem Press Release dated 29th April 2005
- Saipem Press Release dated 5th May 2005
- Saipem Press Release dated 10th May 2005


PROCESSED
JUN 13 2005
THOMSON
FINANCIAL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

dlw 6/13


LLOYD'S REGISTER QUALITY ASSURANCE
ISO9001
UKAS
QUALITY MANAGEMENT
001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K


PROCESSING
RECEIVED
SECTION
198

REPORT OF FOREIGN ISSUER

For the months of April 2005, May 2005

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

82.4776

Saipem

Eni
G R O U P

Press Release

Saipem awarded two new offshore drilling contracts amounting to approximately 190 million USD

Saipem, following international tenders, has been awarded two offshore drilling contracts for the charter of the drillship Saipem 10000 and for the semi-submersible unit Scarabeo 4 for a combined value of approximately 190 million USD.

The contract for the charter of the drillship Saipem 10000 has been awarded by the French oil company Total Exploration and Production Angola, Operator of offshore Angola Block 17[(1)], and will commence since the third quarter 2005. Drilling activities will take place in the ROSA field, 200 kilometres offshore Angola, at water depths of up to 1,700 metres. The contract will last two years, and Total has the option to extend it for a further two years.

The second contract has been awarded by IEOC (International Egyptian Oil Company) for the charter of the semi-submersible drilling rig Scarabeo 4 to drill 4 wells off Egypt for approximately 8 months, with commence date June 2005. IEOC has the option to extend it for a further 2 wells.

(1) Sociedade Nacional de Combustiveis de Angola (Sonangol) is the Block 17 Concessionaire. Total's co-venturers in the Block are Esso Exploration Angola (Block 17) Ltd., BP Exploration (Angola) Ltd. , Statoil Angola Block 17 AS and Norsk Hydro.

San Donato Milanese, 1 April 2005

82.4776

Saipem


Eni
GROUP

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr Giulio Bozzini
Mr Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

82.4776

Eni
GROUP

SAIPEM: The Shareholders' Meeting approved the 2004 Financial Statements; set the dividend at € 0.15 per ordinary share and € 0.18 per savings share; approved the buy-back of 2,000,000 treasury shares to allocate to the company's Stock Grant and Stock Option Schemes; appointed the Board of Directors and the Board of Statutory Auditors.

Saipem's Shareholders' Meeting, held today approved Saipem S.p.A.'s 2004 Statutory Financial Statements and the distribution of a dividend of € 0.15 per ordinary share (€ 0.148 in 2003) and € 0.18 per savings share (€ 0.178 in 2003).

Dividends will be paid from 26th May 2005; ex-date is 23rd May 2005.

The Shareholders' Meeting also authorised the Board of Directors to buy back up to 2,000,000 treasury shares, for a total amount not exceeding € 24 million, for allocation to the Stock Grant and Stock Option Schemes.

The Shareholders' Meeting appointed the Board of Directors, to consist of nine members, and the Board of Statutory Auditors for the years 2005-2006-2007.

The Board of Directors comprises: Pietro Franco Tali (Chairman), Hugh James O'Donnell, Roberto Jaquinto, Jacques Yves Léost, Marco Mangiagalli, Ian Wybrew-Bond, from the list presented by Eni; Francesco Gatti, Pierantonio Nebuloni, Gesualdo Pianciamore, from the list presented by other shareholders.

The Board of Statutory Auditors comprises: Paolo Andrea Colombo (Chairman) and Fabrizio Gardi , from the list presented by Eni; Fabio Venegoni, from the list presented by other shareholders.

Introduction of International Financial Reporting Standards (IFRS)

With reference to previous communication on this subject in the press releases of 24th February and 24th March 2005, the First Quarter Report at 31st March 2005 will contain reconciliations between traditionally used accounting principles and the new IFRS. Specifically: (i) reconciliation between net equity at 1st January 2004 and 31st December 2004; (ii) reconciliation of the 2004 net income. With regard to IAS 32 and 39, pertaining to the evaluation and recognition of financial instruments, Saipem opted to introduce them as of 1st January 2005, as authorised by IFRS 1.

Analyses carried out to date confirm expectations of a modest increase in net equity and an increase in consolidated net income, due effectively to the discontinuance of the goodwill amortisation relating to the acquisition of Bouygues Offshore.

82.4776

Saipem


Eni
GROUP

PricewaterhouseCoopers, instructed to audit all data resulting from the introduction of the new standards; is currently producing a report to be issued concurrently with the 2005 preliminary six-monthly results.

We confirm that the First Quarter Report at 31st March 2005 will be prepared in compliance with the new International Financial Reporting Standards.

San Donato Milanese, 29th April 2005

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr Giulio Bozzini
Mr Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

82.4776

Eni GROUP

Press Release

Saipem awarded an offshore construction contract in Nigeria amounting approximately to 850 million USD

Saipem has been awarded the lump sum turnkey contract for the UFR (Umbilicals, Flowlines and Risers) activities in the frame of the development of the Akpo field, located in Nigeria the Oil Mining Lease (OML 130), some 200 kilometres South of Port Harcourt, in approximately 1,350 meters water depth.

The contract, awarded by Total Upstream Nigeria, has a total value of approximately 850 million USD.

The project consists of the engineering, procurement, construction, installation and commissioning of the Umbilicals, Flowlines, Risers, the oil loading terminal, the FPSO mooring system, and the Gas export Pipeline from the Akpo FPSO to the Amenam AMP2 platform.

The offshore activities will be carried out by the vessels Saibos FDS, between mid 2007 and mid 2008, and Saipem 3000 in the first half 2008.

Around 1.5 million manhours will be provided by Nigerian companies, and the onshore fabrication scope will be performed mainly in the Saipem yard in Port Harcourt, Nigeria.

San Donato Milanese, 5th May 2005

82.4776

Saipem


Eni
GROUP

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr Giulio Bozzini
Mr Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

PRESS RELEASE – 10TH MAY 2005

FIRST QUARTER REPORT AT 31ST MARCH 2005

Today, the Board of Directors of Saipem S.p.A. has reviewed the Saipem Group consolidated first quarter report at 31st March 2005, which is not subject to audit and has been prepared in compliance with the new International Financial Reporting Standards (IFRS) [1].
To enable comparison with the first quarter 2005 results, all figures relating to first quarter 2004 have been appropriately adjusted.
The audit company PricewaterhouseCoopers, owing to the complexity of this matter, has not yet completed its review of the adjustments to the 2004 financial statements (which had been developed in accordance with traditional accounting principles), so as to render them compatible with the new accounting standards.
Upon completion of this review, should further adjustments be required, these will feature in the interim report at 30th June 2005.

Revenues amounted to 954 million euros (905 million in the first quarter 2004).
Operating Income amounted to 72 million euros (71 million in the first quarter 2004).
Net Income amounted to 53 million euros (50 million in the first quarter 2004).
Cash flow (net income plus depreciation and amortisation) amounted to 105 million euros (101 million in the first quarter 2004).

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.



Investments in the first quarter 2005 amounted to 62 million euros (51 million in the same period 2004) and consisted mainly of the following: maintenance and upgrading of existing asset base (35 million euros); investments in vessels and equipment for specific projects, mainly Kashagan and Sakhalin Onshore (23 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (4 million euros).

Net financial debt at 31st March 2005 amounted to 979 million euros, an increase of 113 million euros versus 31st December 2004, due mainly to the increase in working capital.

New contracts and backlog

In the first quarter 2005, Saipem was awarded new contracts totalling 1,057 million euros (925 million euros in the same period 2004), of which 760 million euros were in the Offshore sectors (Construction and Drilling).

At end of March 2005, the backlog stood at 5,409 million euros (5,306 million euros at 31st December 2004).

(1) *With reference to Consob resolution no. 14990, dated 14th April 2005, the information disclosed in the First Quarter report has been prepared in accordance with the provisions of Appendix 3D of Listed Companies regulations (Consob Regulation no. 11971 dated 14th May 1999 and subsequent amendments); for this reason, the provisions of IAS 34 – Interim Financial Statements have not been applied.*

Management expectations for 2005

The positive overall trend of the market and Saipem's credibility and competitiveness, especially on complex projects in frontier areas, underpin expectations for 2005 to achieve further revenue growth, improving on the 2004 record, as well as the award of new contracts so as to maintain the high backlog level.

A phenomenon that will continue to adversely affect Saipem's profitability is the appreciation of the euro against the US dollar. This is because approximately 70% of Saipem's revenues are denominated in the American currency, whilst costs of the Milan and Paris operating centres as well as almost all depreciation - a total of approximately 560 million per annum - are denominated in euros. The impact of the euro appreciation is felt approximately one year after contract award, i.e. the average time lag between contract acquisition (and hedging), and execution. In 2004 therefore, Saipem's average invoice exchange rate was 1.15 (while the average euro/US dollar ratio in the same period was 1.24). In 2005, the combination of contracts already in the backlog at end 2004 and to be executed during the current year, along with contracts to be acquired in 2005, are expected to lead to an approximate average invoice exchange rate of 1.23.

Euro appreciation from 1.15 to 1.23 is expected to have a two-fold impact. Firstly it will cause a reduction in the euro-equivalent contribution from USD-denominated contracts (translation effect), estimated at approximately 14 million euros. Secondly, the effect of the company's euro-denominated structural costs will determine a further reduction in operating income estimated at approximately 24 million euros.

Conversely:

- volumes are expected to grow thanks to the positive overall market trend;
- in those business sectors and those areas where US competition is weakest, it is possible to gradually transfer to prices the effects of the euro's appreciation.

At present it is expected that, in 2005, the Group can repeat the record 2004 results, with possible room for further improvement.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions, and actions by the competition. Moreover, contract execution is also subject to variables outwith the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Financial flows

The increase in net financial debt of 113 million euros versus 31st December 2004 was due to the following:

Outflows

- increase in net current assets of 148 million euros;
- capital expenditure on tangible and intangible fixed assets amounting to 62 million euros;
- variations in other monetary components of 7 million euros;
- buy-back of treasury shares to the value of 2 million euros.

Inflows

- cash flow (net income plus depreciation and amortisation) of 105 million euros;
- increase in employee termination benefits of 1 million euros.

Appointment of the Chief Operating Officer

The Board of Directors has appointed Hugh James O'Donnell Chief Operating Officer, confirming the powers already granted to him by the previous Board of Directors.

Introduction of the new International Financial Reporting Standards

The tables below detail the following reconciliations:

Balance Sheet - net equity based on previously used accounting principles, and that calculated in compliance with the new IFRS both at 31st December 2003 and 2004;

Income Statement - net income for the first quarter and full year 2004, showing the effects of IFRS application.

(million euros)

Balance Sheet	31st December 2003			31st December 2004		
	Previously used accounting principles	Effects of IFRS introduction	IFRS	Previously used accounting principles	Effects of IFRS introduction	IFRS
Net tangible fixed assets	1,694	26	1,720	1,688	24	1,712
Net intangible fixed assets	851	(23)	828	805	32	837
Financial investments	26	–	26	17	–	17
Non-current assets	**2,571**	**3**	**2,574**	**2,510**	**56**	**2,566**
Working capital, net	(79)	7	(72)	5	6	11
Provisions for contingencies	(117)	(4)	(121)	(118)	(12)	(130)
Net current assets	**(196)**	**3**	**(193)**	**(113)**	**(6)**	**(119)**
Employee termination benefits	(31)	–	(31)	(34)	1	(33)
Minority interest in net equity	(23)	–	(23)	(9)	–	(9)
Net debt	(953)	–	(953)	(866)	–	(866)
Net equity	**1,368**	**6**	**1,374**	**1,488**	**51**	**1,539**

(million euros)

Income Statement	First Quarter 2004			Year 2004		
	Previously used accounting principles	Effects of IFRS introduction	IFRS	Previously used accounting principles	Effects of IFRS introduction	IFRS
Revenues	906	–	906	4,316	–	4,316
Operating costs	(785)	1	(784)	(3,786)	(4)	(3,790)
Gross Operating Income	**121**	**1**	**122**	**530**	**(4)**	**526**
Amortisation and depreciation	(62)	11	(51)	(240)	43	(197)
Operating Income	**59**	**12**	**71**	**290**	**39**	**329**
Financial income/(expenses)	(7)	–	(7)	(23)	1	(22)
Income before income taxes	**52**	**12**	**64**	**267**	**40**	**307**
Income taxes	(13)	–	(13)	(67)	–	(67)
Minority Interest	(1)	–	(1)	(3)	–	(3)
Net Income	**38**	**12**	**50**	**197**	**40**	**237**

Main effects in detail:

<u>Balance Sheet</u>

	31st December 2003	31st December 2004
Net equity pre IFRS	**1,368**	**1,488**
- Capitalisation of periodic maintenance	42	26
- Impairment of Moss Maritime's Goodwill	(22)	(22)
- Research and Development costs that cannot be capitalised	(1)	(1)
- Write-off of Goodwill amortisation	–	55
- Evaluation of employees' benefit plans	(13)	(7)
Total effect of IFRS introduction:	**6**	**51**
Net equity in compliance with IFRS	**1,374**	**1,539**

<u>Income Statement</u>

	First Quarter 2004	Year 2004
Net income pre IFRS	**38**	**197**
- Capitalisation of periodic maintenance	(1)	(16)
- Write-off of Goodwill amortisation	13	55
- Evaluation of employees' benefit plans	–	1
Total effect of IFRS introduction:	**12**	**40**
Net income in compliance with IFRS	**50**	**237**

With regard to IAS 32 and 39, pertaining to the evaluation and recognition of financial instruments including hedging contracts, Saipem opted to introduce them as of 1st January 2005, as authorised by IFRS 1 "First introduction of International Financial Reporting Standards".

Analysis by business sector

Offshore Construction:

(million euros)

	First quarter 2004	First quarter 2005
Revenues	569	571
Operating expenses, net of cost of materials	(440)	(407)
Cost of materials	(55)	(83)
Depreciation and amortisation	(24)	(24)
Contribution from operations (*)	50	57
New orders awarded	545	626

(*) *Operating Income before general and administrative expenses*

The backlog at 31st March 2005 amounted to 3,358 million euros, of which 1,796 million are to be realised in 2005.

- Revenues for the first quarter 2005 amounted to 571 million euros, in line with those for the same period 2004. The areas that recorded the highest levels of activity were West and North Africa.

- Contribution from operations in the first quarter 2005 amounted to 57 million euros, equal to 10% of revenues, versus 50 million euros, equal to 8.8% of revenues in the same period 2004. This increase in margin is related to projects in North Africa being in their final stages of completion and the greater contribution from North Sea projects when compared to the previous year.

- The most significant orders awarded to the Saipem Group in the first quarter 2005 include:
  - on behalf of BP Berau Ltd, two EPIC contracts comprising engineering, procurement, construction and installation of two platforms and two subsea pipelines as part of the "Tangguh LNG Project" in the Berau Bay region of Indonesia;
  - on behalf of Talisman Energy UK, the Tweedsmuir project in the British sector of the North Sea, comprising the laying of a pipeline and a pipe-in-pipe flowline for a piggy-backed gas pipeline;
  - on behalf of Offshore Oil Engineering Co., the Dong Fang and Lu Feng projects in China, comprising the installation of two jackets and associated piles, two decks and a pipeline;
  - on behalf of Raffineria di Gela S.p.A., a contract in Sicily, comprising the design, procurement and installation for the replacement of an existing pipeline.

Onshore Construction:

(million euros)

	First quarter 2004	First quarter 2005
Revenues	121	146
Operating expenses, net of cost of materials	(74)	(96)
Cost of materials	(29)	(31)
Depreciation and amortisation	(6)	(7)
Contribution from operations (*)	12	12
New orders awarded	247	94

(*) *Operating Income before general and administrative expenses*

The backlog at 31st March 2005 amounted to 711 million euros, of which 464 million are to be realised in 2005.

- Revenues in the first quarter 2005 amounted to 146 million euros, a 20.7% increase, versus the same period 2004, due to higher levels of activity on the Sakhalin project in Russia and the full-scale operations of projects in Nigeria.
- Contribution from operations, in the first quarter 2005, is in line with that of the same period 2004, with an incidence on revenues going from 9.9% to 8.2%. This fall in margin is mainly attributed to increased cost of sales and the negative impact of the US Dollar devaluation.
- The most important contract awarded to the Saipem Group during the first quarter 2005 was the EPC-type project Berrouaghia, on behalf of Sonatrach/Sonelgaz in Algeria for the construction of a gas-fired power station.

Liquefied Natural Gas (L.N.G.):

(million euros)	First quarter 2004	First quarter 2005
Revenues	41	58
Operating expenses	(31)	(52)
Depreciation and amortisation	(1)	(1)
Contribution from operations (*)	9	5
New orders awarded	3	91

(*) *Operating Income before general and administrative expenses*

The backlog at 31st March 2005 amounted to 480 million euros, of which 222 million are to be realised in 2005.

- Operations carried out mainly in China, Morocco and Belgium enabled the company to achieve revenues of 58 million euros in the first quarter 2005, a 41.5% increase versus the same period the previous year.
- In the first quarter 2005, contribution from operations amounted to 5 million euros, with profitability equal to 8.6% of revenues (first quarter 2004: 9 million euros, equal to 22% of revenues). The margin recorded in the first quarter 2004 had been attributed to the particularly positive conclusion of some projects.
- The most important contract awarded to the Saipem Group during the first quarter 2005 was the Freeport project in the USA, on behalf of Freeport LNG Development L.P., comprising engineering, procurement of tanks for an LNG regassification terminal on the Quintana island in Texas; the project is in association with Technip and Zachry.

Maintenance, Modification & Operation (M.M.O.):

(million euros)

	First quarter 2004	First quarter 2005
Revenues	63	63
Operating expenses	(57)	(58)
Depreciation and amortisation	(1)	(1)
Contribution from operations (*)	5	4
New orders awarded	70	62

(*) *Operating Income before general and administrative expenses*

The backlog at 31st March 2005 amounted to 62 million euros, of which 41 million are to be realised in 2005.

- Operational activities, carried out mainly in France, Italy, West Africa and Russia enabled revenues for the first quarter 2005 to total 63 million euros, in line with the same period 2004.
- Contribution from operations, in the first quarter 2005, amounted to 4 million euros, with profitability equal to 6.3% of revenues (first quarter 2004: 5 million euros equal to 7.9% of revenues).

Offshore Drilling:

(million euros)

	First quarter 2004	First quarter 2005
Revenues	64	69
Operating expenses	(36)	(40)
Depreciation and amortisation	(11)	(12)
Contribution from operations (*)	17	17
New orders awarded	32	134

(*) *Operating Income before general and administrative expenses*

The backlog at 31st March 2005 amounted to 382 million euros, of which 164 million are to be realised in 2005.

- Operating revenues for the first quarter 2005 showed a 7.8% increase versus the same period 2004, attributed mainly to improved levels of activity by Scarabeo 3 and Perro Negro 3.
- Contribution from operations in the first quarter 2005 is in line with the same period 2004, with profitability going from 26.6% to 24.6% of revenues. This downturn is due mainly to the US Dollar devaluation.
- Vessel utilisation was as follows:

Vessel	*days under contract*	
Semi-submersible platform Scarabeo 3	90	
Semi-submersible platform Scarabeo 4	-	**a**
Semi-submersible platform Scarabeo 5	90	
Semi-submersible platform Scarabeo 6	90	
Semi-submersible platform Scarabeo 7	90	
Drillship Saipem 10000	90	
Jack-up Perro Negro 2	90	
Jack-up Perro Negro 3	90	
Jack-up Perro Negro 4	90	
Jack-up Perro Negro 5	-	**a**

a = the vessel underwent upgrading works in readiness for a new contract.

- The most significant orders awarded to the Saipem Group in the first quarter 2005 include:
  - on behalf of Total Exploration & Production Angola, the two-year lease plus the option of a further two years of the drillship Saipem 10000. Drilling operations will be performed on the Rosa field, 200 km off the Angolan coast, at water depths of approximately 1,700 metres;
  - on behalf of IEOC (International Egyptian Oil Company), the eight-month lease of the semi-submersible platform Scarabeo 4 in Egypt.

Onshore Drilling:

(million euros)

	First quarter 2004	First quarter 2005
Revenues	39	41
Operating expenses	(29)	(31)
Depreciation and amortisation	(5)	(4)
Contribution from operations (*)	5	6
New orders awarded	28	49

(*) *Operating Income before general and administrative expenses*

The backlog at 31st March 2005 amounted to 304 million euros, including the five-year contract on behalf of Agip KCO to be carried out by two rigs owned by the client in the D Block of the Kashagan field in Kazakhstan, of which 110 million are to be realised in 2005.

- Operating revenues for the first quarter 2005 show a 5.1% growth versus those of the same period 2004, mainly attributed to increased activities in South America.

- Contribution from operations in the first quarter 2005 increased by 1 million euros versus the same period last year, with a margin on revenues rising from 12.8% to 14.6%. This recovery in profitability is due to improved efficiency mainly of rigs operating in Saudi Arabia.

- Average utilisation of rigs stood at 89% (76% in the first quarter 2004); rigs were located as follows: 12 in Peru, 8 in Saudi Arabia, 8 in Venezuela, 2 in Italy, 3 in Algeria, 1 in Egypt and 2 in Kazakhstan.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig owned jointly with third parties operated in Kazakhstan.

- The most significant orders awarded in the first quarter 2005 include:

  - on behalf of KPO, the one-year lease of two rigs in Kazakhstan;
  - on behalf of Burren Petroleum, the one-year lease of a rig in Turkmenistan;
  - on behalf of Burlington Resources, the one-year lease of a rig in Algeria;
  - on behalf of Ninotsminda Oil Company Georgia, the four-month lease, plus the option of a further two months, of a rig in Georgia;
  - on behalf of Petrobras, the one-year lease of a rig in Peru;
  - on behalf of Sonatrach, the five-month lease of a rig in Algeria;
  - on behalf of PDVSA, the six-month lease of a rig in Venezuela.

Leased FPSO:

(million euros)	First quarter 2004	First quarter 2005
Revenues	8	6
Operating expenses	(4)	(3)
Depreciation and amortisation	(2)	(2)
Contribution from operations (*)	2	1
New orders awarded	–	1

(*) *Operating Income before general and administrative expenses*

The backlog at 31st March 2005 amounted to 112 million euros, of which 14 million are to be realised in 2005.

- In the first quarter 2005, revenues decreased by 2 million euros versus the same period 2004. The fall in volumes and the one million euro reduction in contribution from operations when compared to the first quarter 2004, are mainly due to the conclusion of the Prestige project.

- The production units FPSO–Firenze and FPSO–Mystras have been in continuous operation during both the first quarter 2005 and 2004.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 10th May 2005

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2004		31st March 2005 (*)	
Net tangible fixed assets		1,712		1,726
Net intangible fixed assets		837		833
		2,549		2,559
- Offshore Construction	1,149		1,164	
- Onshore Construction	243		242	
- LNG	176		176	
- MMO	84		84	
- Offshore Drilling	672		673	
- Onshore Drilling	87		85	
- Leased FPSO	74		72	
- Other	64		63	
Financial investments		17		22
Non-current assets		**2,566**		**2,581**
Working capital	11		123	
Provision for contingencies	(130)		(125)	
Net current assets		**(119)**		**(2)**
Employee termination benefits		**(33)**		**(34)**
CAPITAL EMPLOYED		**2,414**		**2,545**
Net equity		**1,539**		**1,557**
Minority interest in net equity		**9**		**9**
Net debt		**866**		**979**
COVER		**2,414**		**2,545**
SHARES ISSUED AND OUTSTANDING		**441,177,500**		**441,177,500**

(*) Not inclusive of translation adjustment for the quarter, for those group companies whose financial statements are in currencies other than euros.

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

	First quarter 2004	First quarter 2005
Operating revenues	**905**	**954**
Other revenues and income	1	1
Purchases, services and other costs	(609)	(656)
Payroll and related costs	(175)	(175)
GROSS OPERATING INCOME	**122**	**124**
Amortisation, depreciation and write-downs	(51)	(52)
OPERATING INCOME	**71**	**72**
Financial expenses	(11)	(10)
Income from investments	4	5
INCOME BEFORE INCOME TAXES	**64**	**67**
Income taxes	(13)	(14)
NET INCOME BEFORE MINORITY INTEREST	**51**	**53**
Minority interest	(1)	–
NET INCOME	**50**	**53**
CASH FLOW (Net income + Depreciation and amortisation)	**101**	**105**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

	First quarter 2004	First quarter 2005
Operating revenues	**905**	**954**
Production costs	(770)	(824)
Idle costs	(19)	(11)
Selling expenses	(15)	(16)
Research and development costs	(2)	(1)
Other operating income	1	–
CONTRIBUTION FROM OPERATIONS	**100**	**102**
General and administrative expenses	(29)	(30)
OPERATING INCOME	**71**	**72**
Financial expenses	(11)	(10)
Income from investments	4	5
INCOME BEFORE INCOME TAXES	**64**	**67**
Income taxes	(13)	(14)
NET INCOME BEFORE MINORITY INTEREST	**51**	**53**
Minority interest	(1)	–
NET INCOME	**50**	**53**
CASH FLOW (Net income + Depreciation and amortisation)	**101**	**105**

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Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr Giulio Bozzini
Mr Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it